

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **File No. 333-266965**
> **Filed October 3, 2022**

Dear Dean Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1

Summary Consolidated Financial Data, page 13

1. Please expand this section to also include the consolidated statements of operation data for the years ended December 31, 2021 and 2020. In this regard, this section should include consolidated statements of operation data for all periods presented in the filing.

Capitalization, page 38

2. Refer to the shareholders' equity section of the table and address the following:

- Clarify that the total number of issued and outstanding ordinary shares, actual, at June

Dean Huge
Innovation Beverage Group Ltd
October 11, 2022
Page 2

30, 2022, to be 7,496,340 as shown in the balance sheet on page F-5, and reflect the total ordinary shares dollar values on this line item, thereby deleting the line item additional paid-in capital.
- Revise the line item description of accumulated other comprehensive income to instead be accumulated other comprehensive loss.
- Revise the line item description of retained earnings to instead be accumulated deficit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

3.   Please revise your sections of results of operations and liquidity and capital resources to also include the previous discussion for the fiscal year ended December 31, 2021 compared to December 31, 2020. Refer to Instruction 1 to Item 303(b) of Regulation S-K as MD&A must cover the audited the financial statements presented in the filing. The current discussion of the interim financial statements for the six months ended June 30, 2022 and 2021 should continue to be provided in the filing.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing